Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

	BY:	/s/ Michinori Katayama
Michinori Katayama
Corporate Officer
General Manager
Corporate Communications Department
September 8, 2003

[Translation]

September 4, 2003

Any inquiry relating hereto should be made to: Mr. Kogure Corporate Communications Dept. Tel No.:81-3- 5201-7102

Agreement on Sale of the U.S. subsidiary TDK Mediactive, Inc.

     Today, TDK Corporation (the “Company”) (President: Hajime Sawabe) announced that on September 2, 2003 (U.S. time) TDK Mediactive, Inc. (President: Vincent J. Bitetti, Headquarters: California) (hereinafter referred to as “TMA”), the U.S. subsidiary of the Company, and Take-Two Interactive Software, Inc. (Chairman: Ryan Brant, CEO: Jeffrey C. Lapin, Headquarters: New York) (hereinafter referred to as “Take-Two”), the U.S. software developer and distributor, have agreed and concluded an agreement that Take-Two will acquire all shares in issue of common stock of TMA.

     The acquisition cost is approximately $22.7 million (approximately ¥2.6 billion).

     The sale is scheduled to be completed by early November 2003, subject to the ordinary procedures, such as the transfer of certain important licenses, etc. relating to TMA to Take-Two.

About TDK Mediactive, Inc.

Location:	Westlake Village, California, U.S.A.
Incorporation:	November 2000
Profile:	TMA was incorporated through the capital participation in Sound Source Interactive, Inc., the predecessor of TMA, by TDK USA Corporation (“TUC”) in November 2000. TMA is a developer, publisher and distributor of computer games, and has strengths in the licensed products manufactured mainly in Hollywood. Currently, TUC holds approximately 72% shares of TMA.
Employee:	Approximately 50
Revenue:	$42 million (approximately ¥4.9 billion) in 2002

About Take-Two Interactive Software, Inc.

Location:	New York, U.S.A.
Incorporation:	September 1993
Employee:	Approximately 940
Revenue:	$794 million (approximately ¥92.1 billion) in 2002
Profile:	Take-Two is a rapidly growing developer, publisher and distributor of interactive entertainment software games for Sony, Microsoft, Nintendo and PC. Take-Two publishes and develops products through its wholly owned subsidiary labels: Rockstar Games, Gotham Games, Gathering, etc. In particular, the grand theft auto “Vice City” has achieved a worldwide great success in 2002-2003 and its sales rank is No. 4 in the U.S.A.

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